# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TENAX THERAPEUTICS, INC., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 GLEN LENNOX DRIVE, SUITE 300, CHAPEL HILL, North Carolina (NC), 27517
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,966,661; sole dispositive power 0; shared dispositive power 2,966,661; aggregate amount beneficially owned 2,966,661 (9.5% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,966,661; sole dispositive power 0; shared dispositive power 2,966,661; aggregate amount beneficially owned 2,966,661 (9.5% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 141,570; sole dispositive power 0; shared dispositive power 141,570; aggregate amount beneficially owned 141,570 (0.5% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 141,570; sole dispositive power 0; shared dispositive power 141,570; aggregate amount beneficially owned 141,570 (0.5% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 7; sole dispositive power 0; shared dispositive power 7; aggregate amount beneficially owned 7 (0% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 7; sole dispositive power 0; shared dispositive power 7; aggregate amount beneficially owned 7 (0% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,108,231; sole dispositive power 0; shared dispositive power 3,108,231; aggregate amount beneficially owned 3,108,231 (9.98% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,110,363; sole dispositive power 0; shared dispositive power 3,110,363; aggregate amount beneficially owned 3,110,363 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,110,363; sole dispositive power 0; shared dispositive power 3,110,363; aggregate amount beneficially owned 3,110,363 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,110,363; sole dispositive power 0; shared dispositive power 3,110,363; aggregate amount beneficially owned 3,110,363 (9.99% of the class)

## Item 1. Issuer
Name of issuer: TENAX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 101 GLEN LENNOX DRIVE, SUITE 300, CHAPEL HILL, NC, 27517

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held pre-funded warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 7,698,531 shares of the Issuer's Common Stock, $0.0001 par value per share (the "Shares"). Each Pre-Funded Warrant is exercisable for one Share at an exercise price of $0.01 per Share. The Pre-Funded Warrants are immediately exercisable and have no expiration date. The exercise of the Pre-Funded Warrants is subject to the limitations of the Pre-Funded Warrants Blocker (as defined and described below). The Pre-Funded Warrants provide that a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its Attribution Parties (as defined in the Form of Prefunded Warrant to Purchase Common Stock, which is attached as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2024 (the "August 2024 8-K")), would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Pre-Funded Warrants Blocker"). As of June 30, 2026, the Pre-Funded Warrants Blocker limits the exercise of the Pre-Funded Warrants by the Reporting Persons and the Partners Managed Account to 2,770,814 Shares out of 7,698,531 Shares underlying the Pre-Funded Warrants held by them.

As of the close of business on June 30, 2026, the Reporting Persons and the Partners Managed Account also held an aggregate of 3,970,596 warrants (the "Warrants"). The Warrants can be exercised at any time after their original issuance for Shares, or in lieu thereof, additional Pre-Funded Warrants. The Warrants are immediately exercisable and expire at the earlier of (i) 30 trading days following the date of the Issuer's initial public announcement of topline data from its Phase 3 LEVEL trial (the "Topline Data Announcement"), (ii) immediately upon the exercise of the Pre-Funded Warrants if such exercise is prior to the Topline Data Announcement, provided that if the Pre-Funded Warrant is not exercised in full, the Warrant expires proportionally to the extent the Pre-Funded Warrant is exercised, and (iii) August 8, 2029. The Warrants provide that a holder of Warrants will not have the right to exercise any portion of its Warrants if such holder, together with its Attribution Parties (as defined in the Form of Warrant to Purchase Common Stock or Pre-Funded Warrants, which is attached as Exhibit 4.2 to the August 2024 8-K), would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Warrants Blocker"). If the holder is not permitted to exercise a Warrant for Shares due to the foregoing limitation, then the holder may exercise the Warrant for an equivalent number of Pre-Funded Warrants with an exercise price of $0.01 as long as the Pre-Funded Warrants Blocker is equivalent to the Warrants Blocker. As of June 30, 2026, none of the Warrants held by the Reporting Persons are exercisable due to the Warrants Blocker.

As of the close of business on June 30, 2026 (i) BVF beneficially owned 2,966,661 Shares, including 2,770,814 Shares underlying certain Pre-Funded Warrants held by it and excluding (a) 1,283,738 Shares underlying certain Pre-Funded Warrants and (b) 2,091,179 Shares underlying the Warrants held by it; (ii) BVF2 beneficially owned 141,570 Shares, excluding (a) 3,061,625 Shares underlying the Pre-Funded Warrants and (b) 1,579,065 Shares underlying the Warrants held by it; and (iii) Trading Fund OS beneficially owned 7 Shares, excluding (a) 466,213 Shares underlying the Pre-Funded Warrants and (b) 240,455 Shares underlying the Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,966,661 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 141,570 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 7 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 3,108,231 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 3,110,363 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 2,125 Shares held in the Partners Managed Account, which excludes (a) 116,141 Shares underlying the Pre-Funded Warrants and (b) 59,897 Shares underlying the Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 3,110,363 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 3,110,363 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 26,525,159 Shares outstanding, as of May 8, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026 (ii) 1,838,796 Shares issued to the Reporting Persons and Partners Managed Account upon the exercise of certain Pre-Funded Warrants and Warrants previously held by the Reporting Persons and Partners Managed Account, as applicable, and (iii) 2,770,814 Shares issuable upon the exercise of certain Pre-Funded Warrants held by the Reporting Persons, as applicable.

As of the close of business on June 30, 2026, (i) BVF beneficially owned approximately 9.5% of the outstanding Shares, (ii) BVF2 beneficially owned less than 1% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 9.5% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own less than 1% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.98% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on August 19, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/14/2026)